May 11, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

       Re:    SJW Group
              PREC14A filed May 2, 2018
              DFAN14A filed May 2, 2018
              DFAN14A filed May 11, 2018
              Filed by California Water Service Group
              File No. 001-08966

Dear Mr. Kropelnicki:

       We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. We note your statement that your proposal would be "economically superior" to the proposed CTWS Merger for SJW stockholders; however, it is not clear how you are measuring such economic superiority, given that you cannot know with certainty what value might accrue to SJW shareholders if the CTWS merger is consummated. Please revise to clarify the basis for this statement or remove such statements.

   2. We also note your statement that, "if the Proposed CTWS Merger is completed, the SJW stockholders will retain their SJW Shares and receive no premium, while paying CTWS shareholders a premium of 18% . . . ." Given that the matter subject to approval by
      SJW's stockholders is the issuance of additional shares to CTWS--not the receipt of additional consideration--these statements are inappropriate without acknowledging as much.
 Martin A. Kropelnicki
California Water Service Group
May 11, 2018
Page 2

    3. Where you assert the risks to the combined entity of operating in a different regulatory environment 3,000 miles away, please balance the disclosure by noting that SJW's current CEO Eric Thornburg previously ran CTWS and, therefore, is presumably familiar with both regulatory environments at this point and certainly with the regulatory environment in which CTWS operates.

    4. On page 1 and elsewhere in the proxy statement where you use similar language, clarify what you mean by the reference to "timely."

    5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

           If the Proposed CTWS Merger is completed, SJW stockholders would "be forced to wait for uncertain economic benefits that would not fully accrue until the long term"
           (in supporting this belief, modify this assertion to define what you mean by the "long term" in this context and to explain the basis for your belief that the combination of
           SJW and CTWS would not immediately represent an economic benefit to SJW shareholders);

           The Board and CEO of the post-merger entity "are largely unfamiliar with the San
           Jose community and unique challenges of running a California-based water utility,"
           and that 6 out of 12 directors for the new SJW/CTWS Board would come from
           CTWS, considering our understanding that, immediately following the merger, 7 of the 12 board members will be selected by SJW Group (Mr. Thornburg is currently employed by SJW despite the fact that he was formerly associated with CTWS);

           Your belief that "regulators in [Connecticut and Maine] have no formal relationships with SJW given SJW's lack of operations in either state" (see our comment above regarding Mr. Thornburg's prior relationship with CTWS);

           "We are confident in our ability to finance this transaction . . . ;" and

           The acquisition by California Water of SJW would require regulatory approvals
           "which we believe we can timely obtain" (provide support and also explain what you mean by "timely" in this context).

Solicitation of Proxies, page 15

    6. State the total amount estimated to be spent and the total expenditures to date. Refer to
       Item 4(b)(4) of Schedule 14A.
 Martin A. Kropelnicki
California Water Service Group
May 11, 2018
Page 3

Schedule II, page II-1

    7. In this section you purport to disclose the security ownership of SJW principal stockholders and management, but your disclosure appears incomplete. In this regard, we note that you do not disclose ownership of deferred stock awards or restricted stock units covering shares of SJW's common stock. Please amend to provide complete disclosure, or remove references to any incomplete disclosure regarding beneficial ownership.

DFAN14A Filed May 2, 2018

    8. Please confirm your understanding that any soliciting material published, sent, or given to security holders must be filed with the Commission no later than the date the material is first published, sent, or given to security holders. In this regard, we note that your press release dated April 26, 2018 was not filed with the Commission until May 2, 2018. Refer to Rule 14a-12(b).

    9. See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

           "California water offers a clear path to completing the transaction in a timely manner
           (emphasis added);"

           The SJW Board has engaged in a "continuing and emerging pattern of governance practices that hurt their stockholders, employees, customers, and local communities;"

           You will "ensure that SJW stockholders have all the facts and resources necessary to determine the best path forward for SJW. California Water is communicating closely with employees, customers and local communities...;"

           The "SJW all-stock merger with Connecticut Water is clearly inferior for SJW stockholders (emphasis added);"

           You are "widely recognized as one of the industry's leading employers...;"

           "[C]ustomers would receive benefits from cost savings and better service..." and
           "meaningful cost savings to be shared with customers;"

           "[M]eaningful synergies [are] expected," and you expect the proposal to "be accretive to earnings;" and

           You have "intimate familiarity with SJW and its operations." Martin A. Kropelnicki
California Water Service Group
May 11, 2018
Page 4

    10. We note your disclosures in your Proposal presentation slides related to your offer summary. Please refrain from implying that your offer is certain, considering your proposal is non-binding and subject to numerous regulatory approvals. For example, you discuss the benefits of the proposal in present terms. Refer to Exchange Act Rule 14a-9.

DFAN14A filed May 11, 2018

    11. See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Further, please refrain from implying that SJW has made an untrue statement, as opposed to stating its views that certain facts support certain determinations. In this regard, we note your statements that:

           "SJW's Board of Directors is continuing to resort to fear-mongering and hyperbole, while ignoring the facts, to pressure its stockholders into accepting an inferior no-
           premium transaction;"

           "SJW failed to disclose [a] highly material fact (emphasis added)" and "continues to hide it from its stockholders;" and

           "It's time for SJW's Board to stop making baseless assertions (emphasis added)" and is continuing with a "misinformation campaign."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions